                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 WAVERLY, INC.
                            (NAME OF SUBJECT COMPANY)

                                 WAVERLY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   943614107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EDWARD B. HUTTON, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            351 WEST CAMDEN STREET
                          BALTIMORE, MARYLAND  21117
                                 (410) 528-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Waverly, Inc., a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission on February 18, 1998, as amended, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (the "Offer"), by MP Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.   TENDER OFFER OF THE BIDDER

     Item 2 is hereby amended by adding thereto the following:

     On April 29, 1998, Wolters Kluwer issued a press release announcing that the expiration of the Offer has been extended to May 19, 1998. The Offer had been previously extended to, and scheduled to expire on, April 30, 1998.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 29, 1998

                     WAVERLY, INC.

                     By:  /s/ Edward B. Hutton, Jr.
                          -------------------------------------
                          Name:  Edward B. Hutton, Jr.
                          Title: President and Chief Executive
                                 Officer